

July 12, 2011

<u>Via E-mail</u>
Mr. Brian McCollum
Chief Financial Officer
Orthofix International N.V.
7 Abraham de Veerstraat
Curacao

      RE: **Orthofix International N.V.**
               Form 10-K for the fiscal year ended December 31, 2010
               Filed March 3, 2011
               File No. 000-19961

Dear Mr. McCollum:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Critical Accounting Policies and Estimate
Revenue Recognition, page 48

1. We note from your disclosure on page 49, related to the revenue recognition policy of your Trinity Evolution product, that you have exclusive global marketing rights for Trinity Evolution, and receive a marketing fee from MTF on total sales and record this fee on a net basis within net sales. Based on the disclosures on page 47, this appears to be a change from how you recorded revenue in the prior years, which appears was recorded on a gross basis. Please fully explain to us the differences in your facts and circumstances and terms to your agreements between 2010 and prior years that has allowed you to record your revenue on a net basis in the current year rather than on a gross basis, as appears to be the case for prior years through the end of the second quarter of 2009. As part of your response, please reference the specific authoritative literature, which supports your accounting for 2010 on a net basis and prior years when revenue was recorded on a gross basis. Additionally, please tell us the components of the marketing fee, which is now 70% of the sales price of Trinity Evolution allograft versus 100% of the sales price of the previous Trinity product.

Notes to Consolidated Financial Statements, page F-10

Contingencies, page F-30

2. We note that the company has recorded an "escrow receivable" related to expenses incurred in various Blackstone litigious issues, the balance of which approximates $14.9 million at December 31, 2010 and $15.2 million at March 31, 2011. As described in your footnote and your response to comment 12 in your response letter dated October 23, 2009, you believe the escrow receivables, net of any reserve, are valid claims and are realizable. Based on the above, it appears that certain of these receivables could have been recorded in fiscal 2007 and 2008, and they continue to be contested by former shareholders of Blackstone. Also, we note that you do not provide an update as to the collection efforts to resolve these contested receivables. Please provide us with an aging of these receivables with respective reserves at December 31, 2010 and March 31, 2011, and tell us why you believe these escrow receivables should be presented as current assets for each respective period. Additionally, given that these reimbursement claims are generally being contested by former shareholders of Blackstone, please discuss the factors you considered in concluding that the reserve allocated against these escrow receivable was reasonable at December 31, 2010 and March 31, 2011.

3. We note that for several of the legal and litigation matters disclosed throughout this section you do not disclose whether a loss was probable and the amount of any losses accrued relating to these matters, or whether the loss was reasonable possible and your estimate, the range of possible losses, or a statement that such an estimate cannot be made. In addition, as noted in paragraphs 3 and 4 of ASC 450-20-50 where an exposure of loss exists in excess of an amount accrued, you are required to disclose either (i) the possible loss or range of loss in excess of the amount accrued; or (ii) a statement that an estimate of the loss cannot be made. Please revise this note in future filings to provide the required disclosure, as applicable. Please provide us with your proposed revised disclosure.

4. We note that you did not provide the disclosures required by paragraphs 3 and 4 of ASC 450-20-50 for the HIPAA subpoena and Bierman qui tam complaint that you discuss on page F-33. However, we note disclosure in your Form 10-Q for the period ended March 31, 2011 that you recorded a $43 million charge related to these matters during that period. Please provide us with a chronology of events leading up to your agreement in principle with the Boston USAO and your conclusion that a loss was probable and should be accrued. Specifically address when you began your discussion with the Boston USAO and the status of those discussions at December 31, 2010 and at March 3, 2011, the day on which you filed your Form 10-K for the year ended December 31, 2010. Discuss how you considered these events in complying with the disclosure requirements of ASC 450-20-50, in particular your conclusion not to disclose the estimated amount or range of reasonably possible losses in excess of any amount previously accrued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief